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                                                                    EXHIBIT 99.1

MOODY'S CUTS CENTERPOINT ENERGY SENIOR RATING
Friday February 27, 12:11 pm ET

(The following statement was released by the rating agency)

Approximately $2 Billion of Debt Securities Affected

NEW YORK, Feb 27 - Moody's Investors Service downgraded the senior unsecured debt of CenterPoint Energy to Ba2 from Ba1, which concludes a review for possible downgrade initiated in October 2003. The notching between the Ba1 rating on CNP's senior secured bank credit facility and the Ba2 rating on its senior unsecured debt reflects structural differences in rights and claims afforded to CNP's senior secured bank lenders. In addition to the benefits of security for the bank lenders, Moody's believes that the bank lenders may derive significant benefit from the priority claim on any proceeds resulting from a monetization of the Texas Genco (TGN) operations and on up-streamed proceeds resulting from stranded cost securitization at CenterPoint Energy Houston Electric (CEHE).

The rating outlook for CenterPoint Energy is negative. The rating outlook remains negative for subsidiaries CenterPoint Energy Resources and CenterPoint Energy Houston Electric, whose ratings are unchanged. On a consolidated basis, CNP remains a highly levered (approximately 85% debt to capital) entity with modest cash flow coverage metrics (on average, less than 2x FFO to interest and less than 10% FFO to debt). Moody's rating and outlook incorporate the expectation that CNP's financial profile is likely to materially improve as a result of two near-term events: the monetization of the TGN operations and a timely issuance of Rate Reduction Bonds that will securitize the stranded cost claims of CenterPoint Energy Houston Electric. However, these events are subject to meaningful execution risks.

With respect to the sale of TGN, it is our opinion that executing a sale of approximately 14,000 MW's of generating capacity within an oversupplied market may be a challenging prospect. Reliant Resources (B1 senior secured) could be viewed as the most visible potential strategic buyer of TGN (and therefore likely to pay the highest price), but Reliant chose not to exercise its purchase option. If CNP continues to own TGN for an extended period, the company's business risk profile may need to be reevaluated. In general, the credit metrics associated with more integrated utilities are expected to be higher for a given rating category than for regulated distribution companies due to moderately higher business risk.

The timely monetization of TGN is a major component to CNP's long-term strategy to become a stable, lower risk rate regulated energy delivery business. However, the initial impact of a sale may negatively affect some financial metrics, such as FFO coverages. This is a function of TGN's robust cash flow generation, which is partly due to TGN's baseload capacity. Assuming all after-tax proceeds are used to reduce debt, the consolidated capital structure may improve but may be balanced by lower cash flow coverages. This trend could become more pronounced if sales proceeds for TGN are




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substantially below expectations.

With respect to the 2004 True-up filing at CEHE, currently anticipated for March 2004, Moody's believes that there are significant uncertainties regarding the timeliness and magnitude of stranded cost recovery. Although we believe these uncertainties merit highlighting, we also believe that CEHE appears to be well positioned to vigorously defend its positions regarding its stranded cost claims and its expectations for issuing securitized Rate Reduction Bonds. In our opinion, the uncertainties are associated with expected challenges with respect to the interpretation of certain provisions of the Texas Electric Utility Restructuring Act. Various parties are expected to raise objections to broad issues and the application of the law may be subject to some degree to interpretation by the PUCT.

Moody's will monitor the following near-term events which may have an impact on CNP's regulatory positioning: the results of AEP's (Baa3 senior unsecured) sale of Texas generation assets; developments in the 2004 True-up proceeding for Texas New Mexico Power (Baa3 senior unsecured, on review for downgrade); the scope and character of the March 31st 2004 True-up filing for CEHE.

CenterPoint Energy is headquartered in Houston, Texas.



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